New York Life Insurance Company 44 South Broadway White Plains, NY 10601 (914) 846-3888 E-Mail: laura_bramson@newyorklife.com

Laura Bramson Associate General Counsel

February 2, 2022

VIA E-MAIL AND EDGAR

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

Post-effective amendment No. 2 to the Registration Statement filed on Form N-4

●     NYLIAC Variable Annuity Separate Account-III, File Nos.

        811-08904/333-239752 (New York Life IndexFlex Variable Annuity and New York

        Life IndexFlex Variable Annuity – FP Series)

Dear Mr. Cowan:

Thank you for your review of the above-referenced filings. We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that you provided on January 12, 2022 in connection with the above-referenced registration statement (the “Registration Statement”) filed on November 29, 2021. For your convenience each of those comments is set forth below, followed by our response to the comment.

DEFINITIONS

1.	Staff Comment:

In online documents, defined terms need to be hyperlinked to where they appear in the text of the prospectus.

Response: NYLIAC will include the required hyperlinks to defined terms.

2.	Staff Comment:

Underscore the heading to the Definitions section.

Response: This heading, and all other major headings in the prospectus (about which you made the same comment), will be underscored in the online and print versions of the prospectus. We note that in the HTML version that you reviewed the underscoring is present for most headings, but in some cases looks like a section divider.

3.	Staff Comment:

The definitions “Return of Premium Death Benefit” and “Return of Premium Death Benefit Proportional Withdrawal” are confusing because they suggest that the policy offers a death benefit other than the Standard Death Benefit.

Response: We respectfully note that the policy form uses the defined terms “Return of Premium Death Benefit” and “Return of Premium Death Benefit Proportional Withdrawals”. We cannot accurately describe the policy if we eliminate these terms. However, to reduce the potential for confusion in the use of those policy terms, we have changed the defined term “Return of Premium Proportional Withdrawals” to “Proportional Withdrawals” (because there are no other types of proportional withdrawals under the IndexFlex policies) and revised the defined term “Return of Premium Death Benefit” accordingly. The revised definitions clarify that the Standard Death Benefit consists of the greater of the Accumulation Value or the Premium Payment, adjusted for Proportional Withdrawals (i.e. the “Return of Premium Death Benefit”). As additional clarification, we have also revised the description of the Standard Death Benefit in the ‘OVERVIEW OF THE POLICY” section to make clear that the “Return of Premium Death Benefit” is one component in the calculation of the Standard Death Benefit. We have also revised the disclosure under “DESCRIPTION OF BENEFITS – The Standard Death Benefit—Death Before Annuity Commencement -How the Standard Death Benefit is Calculated” (i) to state that, when the policy is issued, the Standard Death Benefit is equal to the premium payment, and (ii) to show that the Return of Premium Death Benefit is calculated by subtracting Proportional Withdrawals (if any) from the Premium Payment.

KEY INFORMATION TABLE

1.	Staff Comment:

In the “Charges for Early Withdrawal” section, delete the disclosure about the differences in how surrender charges decline over the three possible surrender charge periods.

Response: Comment complied with.

2.	Staff Comment:

The “Transaction Charges” section mentions a loan processing fee, but there is no disclosure in the prospectus about the availability of loans.

Response: The loan processing fee was mentioned in error. Loans are not available under the policies. We have deleted the reference to loan processing fees.

3.	Staff Comment:

The “Annual Fee” information should not appear in a separate table from the rest of the Fees and Expenses Disclosure, and the heading “Annual Fee” should be moved to appear immediately above the list of different Base Contract charges.

Response: Comment complied with.

4.	Staff Comment:

Certain benefits were described as Optional Benefits, even though they are included with all policies at no charge. Please recharacterize these benefits as Standard Benefits, or else add a line in the KIT for these benefits, showing 0% max and 0% minimum charges.

Response: We have recharacterized these benefits (the Living Needs Benefit/Unemployment Rider, the Living Needs Benefit Surrender Charge Reduction Rider, and the Home Health Care Rider) as Standard Benefits. In the Annual Fee example, we deleted the references to optional benefits.

5.	Staff Comment:

In the assumptions to the Lowest/Highest Annual Cost example, add that the example assumes no future purchase payments.

Response: The IndexFlex Variable Annuity and the IndexFlex Variable Annuity- FP Series are modified single premium policies. They do not accept future purchase payments. We have not included the additional suggested disclosure because we do not want to suggest that the policyholder can make future purchase payments.

6.	Staff Comment:

You asked whether it is accurate to say that there are no fees associated with investments in the Index-linked Account or the Fixed Account, in that that the return investors receive reflects profit to the insurer.

Response: We have deleted this statement. It was intended to make clear that the fees shown in the example were not based on investments in the Index-linked or Fixed Accounts. This is important because many investors allocate significant percentages of premium to the Index-linked Account. To better convey that the example is based on investments only in the Portfolios, we have added a statement that effect to the assumptions in the example.

7.	Staff Comment:

In the “Risks Associated with Investment Options” section, add a statement that any fixed account option will have its own unique risks.

Response: Comment complied with.

OVERVIEW OF THE POLICY

1.	Staff Comment:

Break out the first question (“What is the policy, and what is it designed to do?”) into two questions (“What is this policy designed to do?” and “What policies are being offered?”)

Response: Comment complied with.

2.	Staff Comment:

In the response to “What are the policy’s primary features and options?”, with respect to the description of the Death Benefit, refer to comments in the definition section calling for clarification of the elements of the Standard Death Benefit.

Response: As noted in our response to Item 2 to Staff comments in the “DEFINITIONS” section, we have revised the disclosure in this section.

3.	Staff Comment:

In the response to “What are the policy’s primary features and options?”, the items listed as optional benefits should be listed as standard benefits.

Response: Comment complied with.

4.	Staff Comment:

In the response to “What are the policy’s primary features and options?”, note that there is no charge for the Home Health Care benefit.

Response: Comment complied with.

TABLE OF FEES AND EXPENSES

1.	Staff Comment:

If applicable, include a loan processing fee in the Transaction Expenses table.

Response: The mention of the loan processing fee was made in error. The policies do not offer loans, so no disclosure is required in the Transaction Expenses table.

2.	Staff Comment:

In the description of the assumptions for the Example, state that the Example assumes the most expensive surrender charges.

Response: Comment complied with.

PRINCIPAL RISKS

Staff Comment:

In the “Risks Affecting our Administration of Your Policy” disclosure, the risks of infectious disease outbreaks and the risks of information services failures due to cyberattack, are considered principal risks. The detailed description of these risks should be moved from the SAI to the prospectus.

Response: We have moved the disclosure about infectious disease and information from the SAI to a new section in the prospectus located immediately after “DISTRIBUTION AND COMPENSATION ARRANGEMENTS”.

NYLIAC AND THE SEPARATE ACCOUNT

Staff Comment:

In the “Portfolios” section, please note that the information available about the Portfolios in Appendix 1 includes the Portfolio name, and include a parenthetical with examples of the types of funds.

Response: Comment complied with.

THE POLICIES

1. Staff Comment:

If there are any provisions or limitations for minimum contract value, please briefly describe, and note the consequences of falling below such value.

Response: The only limitation is our right to cancel the contract if, as a result of withdrawals, the Accumulation Value would provide Income Payments of less than $20 per month on the Annuity Commencement Date. This information is disclosed in the “DISTRIBUTIONS UNDER THE POLICY” section. We have added a cross reference to that disclosure at the end of the introductory language of “THE POLICIES” section.

2. Staff Comment:

In the “Limits on Transfers” section, please add disclosure on whether the Registrant or Depositor discourages or accommodates frequent transfers of contract value among sub-accounts.

Response: We respectfully submit that this disclosure is already included, in that we already state that the policy is not intended as a vehicle for market timing. This statement, together with the description of our procedures for limiting or restricting transfers that could potentially disadvantage or hurt the rights or interests of other policyowners, makes clear that the Registrant discourages frequent transfers of contract value among subaccounts.

BENEFITS AVAILABLE UNDER THE POLICIES

Staff Comment:

Please describe the benefits offered by the riders as standard, since there is no election or opt-in requirement to receive rider benefits.

Response: We have revised the benefits table to describe the benefits offered by the riders as standard.

DESCRIPTION OF BENEFITS

1.     Staff Comment:

Refer to earlier comments concerning how the Return of Premium Death Benefit is defined as part of the calculation of the Standard Death Benefit.

Response: As noted in the response to Item 2 in the DEFINITIONS section, we have revised the language of the example of how the Standard Death Benefit is calculated (see “DESCRIPTION OF BENEFITS –

The Standard Death Benefit—Death Before Annuity Commencement”) to clarify that the Return of Premium Death Benefit is an element in the calculation of the Standard Death Benefit, rather than a separate death benefit.

2.     Staff Comment:

The descriptions of the Living Needs Benefit/Unemployment Rider, the Living Needs Benefit Surrender Charge Reduction Rider, and the Home Health Care Rider contain information about different names used for the riders in certain states, the unavailability of the riders in certain states, and variations in rider provisions in certain states. This information should be included in Appendix 3.

Response: Comment complied with.

THE INDEX-LINKED ACCOUNT

Staff Comment:

Please disclose any minimum number of index options that will be made available.

Response: We respectfully submit that this information is already included in the existing disclosure in “THE INDEX-LINKED ACCOUNT—Indexes”, which states that currently there is a choice of two Indexes for each Index-linked Strategy, and that we have the right to eliminate an Index under certain circumstances. To provide more information about what happens when an Index is eliminated, we have added the following to “THE INDEX-LINKED ACCOUNT—Indexes” section: “If we discontinue an Index during a Segment, and we do not substitute a similar index, the Segment Maturity Date will be the last date we use the Index. The Index-linked Strategy utilizing the Index will no longer be available”. We have also revised the disclosure in this section to note that we will notify policyholders if we discontinue an Index.

THE FIXED ACCOUNT

Staff Comment:

Consider including a simple example demonstrating the limitations on transfers from the Fixed Account to another Allocation Option.

Response: We have included the suggested example.

DISTRIBUTION AND COMPENSATION ARRANGEMENTS

Staff Comment: State whether the offering is continuous.

Response: We added a statement that the offering is continuous.

APPENDIX 1- Portfolios Available Under the Policy

1.   Staff Comment:

Is the statement “depending on the optional benefits you choose, you may not be able to invest in certain Portfolios” accurate?

Response: This statement was included by mistake. We have deleted it.

2.   Staff Comment:

Average annual total returns should be as of 12/31/2021.

Response: We will update the Portfolio return information to be as of 12/31/2021 in our subsequent 485(b) filing.

APPENDIX 3 – State Variations

Staff Comment:

Please disclose additional information about state variations noted in the body of the prospectus for California, Florida, New Jersey and New York.

Response: Comment complied with.

STATEMENT OF ADDITIONAL INFORMATION

1.   Staff Comment:

Confirm that there are no administrators or servicing agents that provide significant administrative or business affairs management services to NYLIAC.

Response: We hereby confirm that there are no administrators or servicing agents that provide significant administrative or business affairs management services to NYLIAC.

2.   Staff Comment:

In the Financial Statements section, is the heading “For Policies investing in NYLIAC Variable Annuity Separate Account- III needed?

Response: We have deleted this heading. It is not needed because all policies invest in NYLIAC Variable Annuity Separate Account – III.

OTHER INFORMATION

Staff Comment:

Is the language about other information available on EDGAR or sec.gov needed? What additional information about the policies would be available through EDGAR or sec.gov? The registration statement isn’t intended to be a summary, though it might have sections that summarize information. It is required to include material information.

Response: We have revised the Other Information section to state that more information is available about the policies, and other exhibits to the Registration Statement, by referring to the instruments filed with the SEC. We deleted the sentence stating that we intend the statements in the Prospectus and SAI about the policies and other legal instruments to be summaries.

PART C

1.   Staff Comment:

Include a placeholder for the auditor’s consent under Item (l), Other Opinions.

Response: We will include a placeholder for the auditor’s consent in future amendments under Rule 485(a). The auditor’s consent will be included in our next filing of the Registration Statement under Rule 485(b).

2.   Staff Comment:

There should be two different ISPs, one for each policy.

Response: We will have a separate ISP for each policy.

3.   Staff Comment:

Item 32 can be omitted if the information about the location of accounts and records is provided through Form N-CEN.

Response: We will continue to provide this information in the Registration Statement, as well as through the Form N-CEN.

INITIAL SUMMARY PROSPECTUS (ISP)

1.   Staff Comment:

Apply comments from the statutory prospectus as applicable.

Response: Comment complied with.

2.   Staff Comment:

Confirm that the electronic version of the ISP definitions section will have hovers/hyperlinks.

Response: We hereby confirm that in the electronic version, the definitions section in each ISP will have hovers/hyperlinks.

3.   Staff Comment:

In the Table of Contents, the entries for “Buying the Policy” and “Making Withdrawals: Accessing Money in Your Policy” should be major headings and not sub-items. “Additional Information About Fees” should be included as a heading in the Table of Contents.

Response: Comment complied with.

4.   Staff Comment:

Please note that the cross-references in the right-hand column of the Key Information Table should link directly to the location in the statutory prospectus where the subject matter is discussed in greater detail.

Response: The required linking will be provided.

5.   Staff Comment:

On the back cover page, delete the language stating that reports and other information about the Separate Account are available on the SEC’s website, because the Staff wants investors to go directly to the insurer’s website for this information.

Response: Comment complied with.

6.   Staff Comment:

On the back cover page, the text with the EDGAR contract identifier information should be in type-size smaller than that generally used in the prospectus.

Response: Comment complied with.

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We appreciate your review of our responses to your comments provided on January 12, 2022. We intend to incorporate these revisions, and other non-material changes and updating information, in the Registration Statement by means of a post-effective amendment under Rule 485(b) with an effective date of May 1, 2022. In the interim, we expect to file requests to delay the effectiveness of the above-reference amendment using Form 485BXT.

If you have any comments or questions, please feel free to contact me at (914) 960-4141.

Sincerely,

/s/ Laura Molnar Bramson
Laura Molnar Bramson
Associate General Counsel